SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                   ------------------------------------------

                                   SCHEDULE TO
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                               (Amendment No. 1)*


                              UNITED CAPITAL CORP.
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                       (Name of Subject Company (Issuer))

                              UNITED CAPITAL CORP.
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                       (Names of Filing Persons (Offeror))

                          COMMON STOCK, $0.10 PAR VALUE
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                         (Title of Class of Securities)

                                   909912 1 07
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                      (CUSIP Number of Class of Securities)

                                 A.F. Petrocelli
                              United Capital Corp.
                                  9 Park Place
                           Great Neck, New York 11021
                                 (516) 466-6464
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                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:
                              Steven Wolosky, Esq.
                 Olshan Grundman Frome Rosenzweig & Wolosky, LLP
                               65 East 55th Street
                                  Second Floor
                               New York, NY 10022
                            Telephone: (212) 451-2300
                            Facsimile: (212) 451-2222

                            CALCULATION OF FILING FEE
---------------------------------------- ---------------------------------------
        Transaction Valuation*                    Amount of Filing Fee
              $24,500,000                              $2,883.65
---------------------------------------- ---------------------------------------
* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 1,000,000 shares of common stock, par value $0.10 per share, at the maximum tender offer price of $24.50 per share and a minimum tender offer price of $23.50 per share in cash.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $2,833.65        Filing Party: United Capital Corp.
                        ---------------                -------------------------


Form or Registration No.: 005-05625      Date Filed: December 5, 2005
                          -------------              ---------------------------


/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     / /  third-party tender offer subject to Rule 14d-1.

     /X/  issuer tender offer subject to Rule 13e-4.

     / /  going-private transaction subject to Rule 13e-3.

     / /  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: / /


     This Amendment No. 1 to the Tender Offer Statement on Schedule TO relates to the tender offer by United Capital Corp. (the "Company" or "United Capital"), a Delaware corporation, to purchase up to 1,000,000 shares of its common stock, par value $0.10 per share (the "Common Stock"), or such lesser number of shares as are properly tendered at or below the purchase price. The Company is offering to purchase these shares at a price not greater than $24.50 per share nor less than $23.50 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. United Capital's offer is made on the terms and subject to the conditions set forth in the offer dated December 5, 2005 (the "Offer to Purchase"), and in the related letter of transmittal (the "Letter of Transmittal"), which as amended or supplemented from time to time, together constitute the Offer to Purchase.

     This Amendment No. 1 to the Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.


ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

The information set forth under Item 2 above is incorporated herein by reference. United Capital is both the filing person and the subject company.

As required by General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission, the following persons are directors and/or executive officers and/or controlling persons of United Capital:

A.F. Petrocelli             Director and Chairman, President and
                              Chief Executive Officer

Michael Lamoretti           Director and Vice President Real Estate Operations

Howard M. Lorber            Director

Robert M. Mann              Director

Anthony J. Miceli           Director, Vice President and Chief Financial Officer

Michael J. Weinbaum         Director and Vice President Real Estate Operations

The address of each director and/or executive officer listed above is c/o United Capital, 9 Park Place, Great Neck, NY 11021, and each such person's telephone number is (516) 466-6464.

ITEM 12.  EXHIBITS.


99(a)(1)(A)       Amended and Restated Offer to Purchase

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                /s/ Anthony J. Miceli
                                                ---------------------------
                                                Anthony J. Miceli
                                                Vice President, Chief Financial
                                                Officer and Secretary


December 19, 2005